OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, NY 11757
T 631.962.2000 F 631 752.3880
www.osip.com
October 22, 2009
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey P. Riedler, Assistant Director

Re:	OSI Pharmaceuticals, Inc. (“OSI”) Form 10-K for the Fiscal Year ended December 31, 2008 Definitive Proxy Statement Filed April 29, 2009 File No. 000-15190
Dear Mr. Riedler:
     This letter is in response to your letter dated October 8, 2009 regarding OSI’s August 18, 2009 response to your July 20, 2009 comment letter relating to OSI’s Form 10-K for the fiscal year ended December 31, 2008, filed on February 27, 2009, and Definitive Proxy Statement, filed on April 29, 2009 (File No. 000-15190). Pursuant to our conversation on October 22, 2009, OSI requires additional time beyond the ten (10) business day response date specified in your letter to ensure that OSI’s management has the opportunity to fully consider and respond to your comments. OSI will provide a response to your letter on or before October 29, 2009, which it will file with the Securities and Exchange Commission (the “SEC”) via EDGAR.
     OSI has filed this correspondence today with the SEC via EDGAR. If you have any questions concerning the foregoing, please do not hesitate to contact me at (631) 962-2048.

Sincerely,
/s/ Jon Brooks
Jon Brooks
Associate General Counsel — Corporate and Securities

cc:	Barbara A. Wood, Esq., Senior Vice President, General Counsel and Secretary